	Subject to Completion Preliminary Term Sheet dated August 11, 2026	Filed Pursuant to Rule 433 Registration Statement No. 333-277211 (To Prospectus dated February 21, 2024, Prospectus Supplement dated February 21, 2024 and Product Supplement EQUITY LIRN-2 dated September 30, 2025)

Units
$10 principal amount per unit
CUSIP No.

HSBC

Pricing Date* August , 2026
Settlement Date* August , 2026
Maturity Date* August , 2029
*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Autocallable Leveraged Index Return Notes® Linked to the S&P SmallCap 600® Index

- Maturity of approximately three years, if not called prior to maturity
- Automatic call of the notes per unit at $10 plus the Call Premium of [$0.90 to $1.00] if the Index is flat or increases above 100.00% of the Starting Value on the Observation Date
- The Observation Date will occur approximately one year after the pricing date
- If the notes are not called, at maturity:
    - 150.00% leveraged upside exposure to increases in the Index
    - 1-to-1 downside exposure to decreases in the Index, with up to 100.00% of the principal amount at risk
- All payments are subject to the credit risk of HSBC USA Inc.
- No interest payments
- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S and BofAS"
- No listing on any securities exchange

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-Error! Bookmark not defined. of this term sheet and "Risk Factors" beginning on page PS-7 of product supplement EQUITY LIRN-2.

The estimated initial value of the notes on the pricing date is expected to be between $9.35 and $9.85 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-7 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1) For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

August , 2026

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

Summary

The Autocallable Leveraged Index Return Notes® Linked to the S&P SmallCap 600® Index, due August , 2029 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes will be automatically called at the Call Amount if the Observation Level of the Market Measure, which is the S&P SmallCap 600® Index (the "Index"), is equal to or greater than the Call Level on the Observation Date. You will not receive any notice from us if the notes are automatically called. If the notes are not called, at maturity, the notes provide you a leveraged return if the Ending Value is greater than the Starting Value. If the Ending Value is equal to the Starting Value, you will receive the principal amount of your notes. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, will reduce the economic terms of the notes (including the Call Premimum). The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")	**Call Settlement Date:**	Approximately the fifth business day following the Observation Date, subject to postponement if the Observation Date is postponed, as described on page PS-24 of product supplement EQUITY LIRN-2.
Principal Amount:	$10.00 per unit	**Call Premium:**	[$0.90 to $1.00] per unit (which represents a return of [9.00% to 10.00%] over the principal amount). The actual Call Premium will be determined on the pricing date.
Term:	Approximately three years, if not called	**Ending Value:**	The average of the closing levels of the Index on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-26 of product supplement EQUITY LIRN-2.
Market Measure:	The S&P SmallCap 600® Index (Bloomberg symbol: "SML"), a price return index	**Threshold Value:**	100% of the Starting Value
Starting Value:	The closing level of the Index on the pricing date.	**Participation Rate:**	150.00%
Observation Level:	The closing level of the Index on the Observation Date.	**Maturity Valuation Period:**	Five scheduled calculation days shortly before the maturity date.
Observation Date:	On or about August , 2027, approximately one year after the pricing date. The scheduled Observation Date is subject to postponement in the event of Market Disruption Events, as described on page PS-24 of product supplement EQUITY LIRN-2.	**Fees Charged:**	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-15.
Call Level:	100.00% of the Starting Value	**Calculation Agent:**	BofA Securities, Inc. ("BofAS") and HSBC, acting jointly.
Call Amount (per Unit):	[$10.90 to $11.00]. The actual Call Amount will be determined on the pricing date.		

Autocallable Leveraged Index Return Notes® TS-2

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on the Observation Date if the Observation Level is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the Call Premium.

Is the Observation Level equal to or greater than the Call Level on the Observation Date?

Yes → The notes will be called and you will receive per unit:

$10 + the applicable Call Premium

No → The notes will not be called.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

Is the Ending Value greater than the Starting Value?

Yes → You will receive per unit:

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$$

No → You will receive per unit:

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$$

Because the Threshold Value is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Autocallable Leveraged Index Return Notes® TS-3

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322:

- Product supplement EQUITY LIRN-2 dated September 30, 2025:
  https://www.sec.gov/Archives/edgar/data/83246/000110465925095206/tm2524998d518_424b5.htm
- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You are willing to receive a return on your investment capped at the return represented by the Call Premium if the Observation Level is equal to or greater than the Call Level.
- You anticipate that the notes will be automatically called or that the Index will increase from the Starting Value to the Ending Value.
- You are willing to risk a loss of principal if the notes are not automatically called and the Index decreases from the Starting Value to the Ending Value.
- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.
- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.
- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2**Error! Bookmark not defined.**.
- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You want to hold your notes for the full term.
- You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
- You seek principal repayment or preservation of capital.
- You seek interest payments or other current income on your investment.
- You want to receive dividends or other distributions paid on the stocks included in the Index.
- You seek an investment for which there will be a liquid secondary market.
- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Autocallable Leveraged Index Return Notes® TS-4

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

Hypothetical Payout Profile

The graph below is based on **hypothetical** numbers and values. **The graph below shows a payout profile at maturity, which would only apply if the notes are not called on the Observation Date** .


Autocallable Leveraged Index Return Notes®
Notes Return at Maturity
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Market Measure Movement

This graph reflects the returns on the notes, based on the Participation Rate of 150.00% and the Threshold Value of 100.00% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes, assuming the notes are not called on the Observation Date. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, whether the notes are called on the Observation Date, and term of your investment.**

The following table is based on a Starting Value of 100.00, a Threshold Value of 100.00 and the Participation Rate of 150.00%. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
70.00	-30.00%	$7.00	-30.00%
85.00	-15.00%	$8.50	-15.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)(2)	0.00%	$10.00	0.00%
101.00	1.00%	$10.15	1.50%
102.00	2.00%	$10.30	3.00%
105.00	5.00%	$10.75	7.50%
110.00	10.00%	$11.50	15.00%
120.00	20.00%	$13.00	30.00%
150.00	50.00%	$17.50	75.00%

1) This is the **hypothetical** Threshold Value.
2) The **hypothetical** Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the level of the Index will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Autocallable Leveraged Index Return Notes® TS-5

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

Redemption Amount Calculation Examples:

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 100.00

Ending Value: 50.00

$$\$10 - \left[\$10 \times \left(\frac{100 - 50}{100}\right)\right]$$ = $5.00 Redemption Amount per unit

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 110.00

$\$10 + \left[\$10 \times 150.00\% \times \left(\frac{110-100}{100}\right)\right] = \$11.50$ Redemption Amount per unit

Autocallable Leveraged Index Return Notes® TS-6

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

Structure-related Risks

- If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
- If the notes are called, your investment return is limited to the return represented by the Call Premium.
- Your investment return may be less than a comparable investment directly in the stocks included in the Index.
- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).
- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.
- The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-15 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.
- The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index.and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.
- A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

- Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Autocallable Leveraged Index Return Notes®
TS-7

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

Market Measure-related Risks

- The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.
- As a noteholder, you will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities, dividends or other distributions by issuers of those securities.
- While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

Tax-related Risks

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-39 of product supplement EQUITY LIRN-2.

Additional Risk Factors

The notes are subject to risks associated with small-size capitalization companies.

The stocks composing the Index are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Autocallable Leveraged Index Return Notes® TS-8

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by S&P Dow Jones Indices LLC ("S&P" or the "Index sponsor"). The Index sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled "Description of the Notes—Discontinuance of an Index" beginning on page PS-28 of product supplement EQUITY LIRN-2. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index consists of stocks of 600 companies selected to provide a performance benchmark for the small market capitalization segment in the U.S. equity markets. The Index is one of the multiple indices published by SPDJI (the "S&P U.S. Indices"). The Index is reported by Bloomberg L.P. under the ticker symbol "SML."

Composition of the S&P U.S. Indices

Securities must meet the following eligibility factors to be considered eligible for inclusion in the S&P U.S. Indices. Constituent selection is at the discretion of the SPDJI's U.S. index committee (the "Index Committee") and is based on the eligibility criteria.

Changes to the S&P U.S. Indices are made as needed, with no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced two to five days before they are scheduled to be implemented.

Additions to the S&P U.S. Indices are evaluated based on the following eligibility criteria:

- *Domicile*. Only common stocks of U.S. companies are eligible. For index purposes, a U.S. company has the following characteristics:
    - satisfies the periodic reporting obligations imposed by the Exchange Act by filing forms for domestic issuers, such as, but not limited to, Form 10-K annual reports, Form 10-Q quarterly reports, and Form 8-K current reports;
    - the U.S. portion of fixed assets and revenues constitutes a plurality of the total, but need not exceed 50%. When these factors are in conflict, fixed assets determine plurality. Revenue determines plurality when there is incomplete asset information. Geographic information for revenue and fixed asset allocations are determined by the company as reported in its annual filings. If this criteria is not met or is ambiguous, SPDJI may still deem the company to be a U.S. company for index purposes if its primary listing, headquarters and incorporation are all in the United States and/or "a domicile of convenience" (Bermuda, Channel Islands, Gibraltar, islands in the Caribbean, Isle of Man, Luxembourg, Liberia or Panama); and
    - the primary listing is on an eligible U.S. exchange.

In situations where the only factor suggesting that a company is not a U.S. company is its tax registration in a "domicile of convenience" or another location chosen for tax-related reasons, SPDJI normally determines that the company is still a U.S. company. The final determination of domicile eligibility is made by the Index Committee, which can consider other factors including, but not limited to, operational headquarters location, ownership information, location of officers, directors and employees, investor perception and other factors deemed to be relevant.

- *Exchange Listing*. A primary listing on one of the following U.S. exchanges is required: NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Ineligible exchanges include the OTC Bulletin Board and Pink Sheets.
- *Organizational Structure and Share Type*. Eligible organizational structures and share types are corporations (including equity and mortgage REITS) and common stock (i.e., shares). Ineligible organizational structures and share types include business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, special purpose acquisition companies, preferred and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights, American Depositary Receipts and tracking stocks.
- *Market Capitalization*. The unadjusted company market capitalization should be within a specified range. Such ranges are reviewed quarterly and updated as needed to ensure they reflect current market conditions. For spin-offs, S&P U.S. Index membership eligibility is determined using when-issued prices, if available.
- *Liquidity*. Using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price over the period multiplied by historical volume over the last 365 calendar days) to float-adjusted market capitalization should be at least 0.10, and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date.

Autocallable Leveraged Index Return Notes® TS-9

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

- *IWF*. The IWF for each company represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P U.S. Indices. An IWF of at least 0.10 is required.
- *Financial Viability*. The sum of the most recent four consecutive quarters' Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter. For REITs, financial viability is based on GAAP earnings and/or Funds From Operations (FFO), if reported.
- *Treatment of IPOs*. Initial public offerings should be traded on an eligible exchange for at least 12 months before being considered for addition to an S&P U.S. Index. Spin-offs or in-specie distributions from existing constituents do not need to be seasoned for 12 months prior to their inclusion in an S&P U.S. Index.
- *Sector Balance*. A company is evaluated for its contribution to sector balance maintenance, as measured by a comparison of each GICS® sector's weight in an index with its weight in the S&P U.S. Total Market Index, in the relevant market capitalization range. The S&P Total Market Index is a float-adjusted, market-capitalization weighted index designed to track the broad U.S. equity market, including large-, mid-, small- and micro-cap stocks.

SPDJI believes turnover in membership in the S&P U.S. Indices should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the S&P U.S. Indices, not for continued membership. As a result, a constituent of the S&P U.S. Indices that appears to violate criteria for addition to the S&P U.S. Indices is not deleted unless ongoing conditions warrant an index change.

Calculation of the S&P U.S. Indices

The S&P U.S. Indices are float-adjusted market capitalization-weighted indices. On any given day, the index value of each S&P U.S. Index is the total float-adjusted market capitalization of that S&P U.S. Index's constituents divided by its divisor. The float-adjusted market capitalization reflects the price of each stock in the relevant S&P U.S. Index multiplied by the number of shares used in the index value calculation.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than shorter term economic fortunes of the company, and those holders whose investments depend on the stock's price and their evaluation of a company's future prospects. Generally, these "control holders" include officers and directors, private equity, venture capital & special equity firms, asset managers and insurance companies with board of director representation, other publicly traded companies that hold shares for control, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans, foundations or family trusts associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, SPDJI calculates an IWF, which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the relevant S&P U.S. Index.

Divisor. Continuity in the value of each S&P U.S. Index is maintained by adjusting its divisor for all changes in its constituents' share capital after its base date. This includes additions and deletions to the relevant S&P U.S. Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each S&P U.S. Index's divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that S&P U.S. Index. The divisor of each S&P U.S. Index is adjusted such that the index value of that S&P U.S. Index at an instant just prior to a change in base capital equals the index value of that S&P U.S. Index at an instant immediately following that change.

The following types of corporate actions would require a divisor adjustment: company added/deleted, change in shares outstanding, change in IWF, special dividend and rights offering. Stock splits and stock dividends do not affect the divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by SPDJI so that there is no change in the market value of the relevant component. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Maintenance of the S&P U.S. Indices

Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically implemented with at least three business days advance notice.

Removals. Removals from the S&P U.S. Indices are evaluated based as follows:

- A company involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria is deleted from the S&P U.S. Indices at a time announced by SPDJI, normally at the close of the last day of trading or expiration of a tender offer. Constituents that are halted from trading may be kept in the index until trading resumes, at the discretion of the Index Committee. If a stock is moved to the pink sheets or the bulletin board, the stock is removed.

Autocallable Leveraged Index Return Notes®
TS-10

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

- A company that substantially violates one or more of the eligibility criteria may be deleted at the Index Committee's discretion.

Any company that is removed from the S&P U.S. Indices must wait a minimum of one year from its index removal date before being reconsidered as a replacement candidate.

Share Updates. When total shares outstanding increase by at least 5%, but the new share issuance is to a strategic or major shareholder, it implies that there is no change in float- adjusted shares. However, in such instances, SPDJI will apply the share change and resulting IWF change regardless of whether the float change is greater than or equal to 5%. For companies with multiple share class lines, the 5% share change threshold is based on each individual multiple share class line rather than total company shares. Changes to share counts that is less than 5% of total shares are accumulated and made quarterly on the third Friday of March, June, September and December.

IWF Updates. Accelerated implementation for events less than $1 billion will include an adjustment to the company's IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review.

IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule.

Quarterly share change events resulting from the conversion of derivative securities, acquisitions of private companies, or acquisitions of non-index companies that do not trade on a major exchange are considered to be available to investors unless there is explicit information stating that the new owner is a strategic holder.

Other than the situations described above, IWF changes are only made at the annual IWF review.

Share/IWF Freezes. A share/IWF freeze period is implemented during each quarterly rebalancing. The freeze period begins after the market close on the Tuesday preceding the second Friday of each rebalancing month (i.e. March, June, September and December) and ends after the market close on the third Friday of a rebalancing month. Pro-forma files are normally released after the market close on the second Friday, one week prior to the rebalancing effective date. In September, preliminary share and float data are released on the first Friday of the month. However, the share freeze period for September follows the same schedule as the other three quarterly share freeze periods. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the share/IWF freeze period will begin after the close of trading on Tuesday, March 9 and will end after the close of trading the following Friday, March 19 (i.e. the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed except for certain corporate action events (such as merger activity, stock splits, and rights offerings), and the accelerated implementation rule is suspended. The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period, all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

In general, companies that are the target of a cash M&A event that is expected to close by quarter end according to publicly available guidance may have their share count frozen at their current level for rebalancing purposes.

Corporate Actions. As specified in "—Calculation of the S&P U.S. Indices—Divisor" above, the divisor will be adjusted for certain corporation actions. Corporate actions (such as stock splits, stock dividends, non-zero price spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee's discretion, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

Autocallable Leveraged Index Return Notes® TS-11

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

The following graph shows the daily historical performance of the Index in the period from January 1, 2016 through August 5, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On August 5, 2026, the closing level of the Index was 1,811.84.

Historical Performance of the Index


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This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the notes.

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("Standard & Poor's"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P. "Standard & Poor's®," "S&P 500®" and "S&P®" are trademarks of Standard & Poor's and have been licensed for use by S&P and its affiliates and sublicensed for certain purposes by HSBC. The Index is a product of S&P, and has been licensed for use by HSBC.

The notes are not sponsored, endorsed, sold or promoted by S&P, Dow Jones, Standard & Poor's or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P's only relationship to HSBC is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P. The Index is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN

Autocallable Leveraged Index Return Notes® TS-12

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND HSBC, OTHER THAN THE LICENSORS OF S&P.

Autocallable Leveraged Index Return Notes® TS-13

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's and BofAS's trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS's estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor's household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

- the investor's spouse (including a domestic partner), siblings, parents, grandparents, spouse's parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;
- a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor's household as described above; and
- a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor's household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee's personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor's personal or other non-retirement account, except for individual retirement accounts ("IRAs"), simplified employee pension plans ("SEPs"), savings incentive match plan for employees ("SIMPLEs"), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market

Autocallable Leveraged Index Return Notes®
TS-14

Autocallable Leveraged Index Return Notes®
Linked to the S&P SmallCap 600® Index, due August , 2029

participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see "Risk Factors" beginning on page PS-7 of product supplement EQUITY LIRN-2.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.
- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale, call or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.
- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.
- Under current IRS guidance, withholding on "dividend equivalent" payments (as discussed in the product supplement), if any, should not apply to the notes unless the notes are "delta-one" instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders (as defined in the prospectus supplement) should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-39 of product supplement EQUITY LIRN-2.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

"Leveraged Index Return Notes®" and "LIRNs®" are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Autocallable Leveraged Index Return Notes® TS-15